

Mail Stop 3561

May 11, 2009

Via U.S. Mail

Tal L. Kapelner
President and Principal Executive Officer
Writers' Group Film Corp.
1752 East Avenue J #266
Lancaster, CA 93560

Re: **Writers' Group Film Corp.**
Amendment No. 3 to Registration Statement on Form S-1
Filed April 29, 2009
File No. 333-156832

Dear Mr. Kapelner:

We have reviewed your responses to the comments in our letter dated April 16, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

General

1. We note that your private placements were conducted in reliance on Rule 504. For each private placement, please provide us with your analysis as to the applicability of this exemption.

Risk Factors, page 6

We Are Contemplating Issuing Shares Under An Equity Line of Credit, page 13

2. We note that in response to prior comment 2 you have added a risk factor related to the threats of dilution and decline in stock price if shares are issued under an equity line of credit. Please revise to clearly disclose, if true, that an equity line of credit agreement has not been, and may never be, finalized and executed and that there is no assurance that you will enter into an equity line of credit agreement. Please also clarify that there is no guarantee your application for listing on the OTC:BB will be accepted as would be required by the currently contemplated equity line of credit.

We May Face Liability As a Result of Our Products, page 13

3. We note your response to prior comment 9 and reissue. In relevant part, your current disclosure reads as follows:

    "We will *post* product information and other content on our web site and in our other entertainment projects and could possibly face potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials we *post*." [*emphasis added*]

    Please revise the disclosure to clarify that your potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims may be related to content that you create, produce or otherwise acquire but do not post on your website.

Description of Securities, page 21

4. In your response to prior comment 16, you state that your post-effective amendment filed in December of 2008 erroneously disclosed that 15,000 shares were sold in your public offering. Please amend the post-effective amendment to provide accurate disclosure and deregister any shares that were not sold in the offering but remain registered.

Organization Within Last Five Years, page 23

5. We note your response to prior comment 19 and your revised disclosure relating to the cash and services received in connection with your first private placement. Please tell us the name of the consultant and the services provided in exchange for

2,531,000 shares of your common stock. In addition, please tell us whether you entered into a consulting agreement for the services rendered and, if so, file the consulting agreement with your next amendment. Lastly, please consider whether this transaction may also require disclosure pursuant to Item 404 of Regulation S-K.

6. We further note your response to prior comment 20 which itemized the cash and services that were exchanged for securities issued. However, your disclosure in the prospectus related to the public offering and your second and third private offerings does not disclose the nature and value of the services rendered in exchange for the securities issued. Please revise to provide this disclosure. Also, please disclose the amount paid to the company in cash in connection with each offering.

Plan to Generate Future Revenues with Our Products, page 27

7. We note your response to prior comment 26 and the additional disclosure on page 28 stating that 10-15% of a film's budget will be placed into escrow to demonstrate financial wherewithal and thereby entice actors/directors to participate in your projects. Please make revisions throughout the prospectus, as appropriate, to clarify that the escrow funds will under no circumstances be paid to the actor or director and that the film would need to receive full funding in order for the actor or director to be paid at all.

Web-Based Programming, page 29

8. You have described at length your proposed methods to finance your films. Please expand your disclosure related to how you intend to finance your web-based programming. Alternatively, please provide a cross-reference to the appropriate discussion in the prospectus.

Distribution and marketing – discussion of "Writers' Assistants," page 30

9. We note your response to prior comment 30. Please revise to disclose whether there is an industry standard for the lump sum amount or percentage of future revenues paid to the producer's representatives.

Market for Common Equity and Related Stockholder Matters, page 40

10. We note that the table on page 16 identifies 47 selling stockholders. Please reconcile the number of stockholders listed in the selling stockholders table with the number of investors and holders of record disclosed in this section.

11. In addition, your current disclosure suggests that none of the selling stockholders are affiliates of the company. However, we note that several of the selling stockholders are in fact affiliates. Please revise this disclosure for accuracy.

Other

12. Please consider the financial statement update requirements of Rule 8-08 of Regulation S-X prior to filing the next amendment to your registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Diane D. Dalmy, Esq.
        facsimile: (303) 988-6954